SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

October 28, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

28 October 2022

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2022 interim dividend payment on 26 October 2022.
Date of Transaction	2022 - 10 - 26
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President, Orthopaedics, Sports Medicine & ENT, Americas)	PDMR	£10.01893	0.00671	N/A Single Transaction	100,240.72690 (including 3,115.77575 in ADS')	0.01142%
Peter Coenen (President, EMEA)	PDMR	£10.01893	15.6384	N/A Single Transaction	1,229.27131	0.00014%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	£10.01893	0.01263	N/A Single Transaction	47,133.99309	0.00537%
Myra Eskes (President APAC and Global Service)	PDMR	£10.01893	350.27072	N/A Single Transaction	27,533.36775	0.00314%
Simon Fraser (President AWM and Global Commercial Operations)	PDMR	£10.01893	353.05042	N/A Single Transaction	27,751.86880	0.00316%
Alison Parkes (Chief Compliance Officer)	PDMR	£10.01893	27.8458	N/A Single Transaction	3,993.17067 (including 712.66244 in ADS')	0.00045%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 28, 2022

By: /s/ Helen Barraclough
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                                                                                                                    Helen Barraclough
                                                                                                                      Company Secretary